MANAGEMENT AGREEMENT


THIS AGREEMENT made as of the 30th day of September, 1997

BETWEEN:

            UNITED TRI-STAR RESOURCES LTD., a body corporate with an office in the City of Toronto in the Province of Ontario (herein called "UTS")

                                                               OF THE FIRST PART

                                     - and -

            NATIONAL ENTERPRISES INC., a body corporate with an office in the City of Toronto in the Province of Ontario (herein called the "Company")

                                                              OF THE SECOND PART

WHEREAS the Company desires that certain management and administrative services be provided to it by UTS and UTS has agreed to provide such services on all the terms and conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the respective covenants of the parties hereto as hereinafter set forth, the parties hereto agree as follows:

1. UTS shall provide the Company with such business and management services as the Company may require in Canada, such services to include, without limitation, office accommodation, secretarial, accounting and financial services, shareholder relations services, maintenance of all corporate records, correspondence with third parties relating to the Company's business, arranging for required audits, taxation filings and the preparation of such reports and statements as the Company may be required to file with the applicable stock exchanges, superintendents of brokers, securities commissions and other regulatory bodies.

2. The Company shall pay to UTS the sum of five thousand ($5,000) (Canadian) per month as a management fee for the services rendered to it hereunder for the period January 1, 1997 to April 30, 1997 and $10,000 per month thereafter. The management fee shall be due and payable in advance on the first day of each month.


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3. In addition,  the Company shall pay all normal business  expenses incurred by
UTS or its  representatives  in the  performance  of the duties of UTS hereunder
including,   without   limitation,   all   normal   travel   expenses   of  UTS'
representatives.

4. This Agreement may be terminated by either party in any year by giving at least three (3) months notice in writing.

5. The management fee payable hereunder shall be re-negotiated and reasonably adjusted each year on the anniversary date of this agreement, to reflect the increased or decreased level of services required by the Company to be provided, as the case may be, and to account for the increase or decrease, as the case may be, in the cost of the services so provided by UTS.

6. The address of the parties for notices hereunder shall be:

         UTS:                    300, 90 Adelaide Street West
                                 Toronto, Ontario  M5H 3V9

         the Company:            300, 90 Adelaide Street West
                                 Toronto, Ontario  M5H 3V9

Either party hereto may from time to time change its address for notices by giving notice thereof to the other party hereto.

7. This agreement shall not be assignable without the consent in writing of the other party hereto.

8. This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement as of the day and year first above written.

NATIONAL ENTERPRISES INC.                UNITED TRI-STAR RESOURCES LTD.

Per:  /s/  Florian Riedl-Riedenstein     Per: /s/  D. Campbell Deacon
------------------------------------     ---------------------------------------
Florian Riedl-Riedenstein                D. Campbell Deacon, President & CEO
Chairman, President and CEO

                                         Per:  /s/  John P. Ogden
                                         ---------------------------------------
                                         John P. Ogden, Executive Vice President



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